March 19, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:	Vantage Corp (the “Company”)
Amendment No. 5 to Registration Statement on Form F-1
Filed February 28, 2025
File No. 333-282566

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated March 11, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 5 to Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are publicly filing the Amendment No. 6 to Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 5 to Registration Statement on Form F-1

Exhibits

1.	We note the executed director nominee consents you previously filed as Exhibits 99.4, 99.5, and 99.6 are undated. Please file dated versions of these consents as exhibits.

Response: The executed and dated director nominee consents are being filed as Exhibits 99.4, 99.5, and 99.6 to the Amended F-1.

General

2.	Please revise your prospectus to disclose the material terms of the Clawback Policy adopted by your Board of Directors and filed with this amendment as Exhibit 99.8.

Response: The Company has revised the disclosure on page 71 of the Amended F-1 in response to the Staff’s comment to disclose the material terms of the Clawback Policy.

Please reach Lawrence Venick, the Company’s outside counsel at (310) 728-512 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Andresian D’Rozario
Andresian D’Rozario
Vantage Corp
Chief Executive Officer
Encl.